FORM 4

1.   Name and Address of Reporting Person

     (a)  Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (b)  Dart, Kenneth B.
          P.O. Box 31363-SMB
          Cayman Islands, BWI

2.   Issuer Name and Ticker or Trading Symbol

     The Liposome Company, Inc
     LIPO
     CUSIP# 536310105

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     May 1997

5.   If Amendment, Date of Original (Month/Year)

     Amendment; Original was filed on or about May 15, 1997.

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     10% Owner

7.   Individual or Joint/Group Filing

     Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or
      Beneficially Owned

1.   Title of Security

     Class A Common Stock

2-4.

Transaction Date   Transaction     Securities Acquired (A)
(Month/Day/Year)      Code           Amount     Price (per share)

 5/ 1/97               P             500,000     21.7500
 5/ 1/97               P             430,000     21.8750
 5/ 1/97               P              50,000     22.0000

All securities were Acquired.


5.   Amount of Securities Beneficially Owned at End of Month

     7,514,346


6.   Ownership Form:  Direct or Indirect

     7,514,346  Direct       Ross Financial Corporation

     7,514,346  Indirect     Kenneth B. Dart


7.   Nature of Indirect Beneficial Ownership

     By Ross Financial Corporation

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

NONE.

Explanation of Responses:

Kenneth B. Dart is the 100% shareholder of Ross Financial
Corporation. Ross Financial Corporation owns all of the securities directly.

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  June 5, 1997

Kenneth B. Dart
Dated:  June 5, 1997